

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Gregory Schiffman
Chief Financial Officer
Absci Corp
18105 SE Mill Plain Blvd
Vancouver, Washington 98683

     **Re: Absci Corp
         Form 10-K for the Fiscal Year End December 31, 2022
         Filed March 30, 2023
         File No. 001-40646**

Dear Gregory Schiffman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services